SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549
                            FORM 11-K



(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the period from March 7, 1996 (date of inception) to December 31, 1996
                               OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                 to
Commission file number 1-14202

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

       MORRISON FRESH COOKING, INC. SALARY DEFERRAL PLAN


B. Name of issuer of the securities held pursuant to the Plan and address of its principal executive office:

                  MORRISON FRESH COOKING, INC.
                      4893 Riverdale Road
                            Suite 260
                    Atlanta, Georgia  30337
















                         EXHIBIT INDEX



Exhibit
Number           Description


13        Annual Report to Security-Holders

23        Consent of Independent Auditors




































                           SIGNATURES



Morrison Fresh Cooking, Inc. Salary Deferral Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Compensation Committee of the Morrison Fresh Cooking, Inc. Salary Deferral Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                              Morrison Fresh Cooking, Inc.
                              Salary Deferral Plan
                                   (Name of Plan)






Date  June 27, 1997             /s/ CRAIG D. NELSON
                                CRAIG D. NELSON
                                Senior Vice President, Finance
                                (Senior Vice President and
                                Principal Accounting Officer)
                                and Trustee